[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

August 3, 2016

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Bancorp 34, Inc.
Registration Statement on Form S-1 (Registration Number 333-211820)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Bancorp 34, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 Noon on August 5, 2016, or as soon thereafter as may be practicable.

Very Truly Yours,

By:	/s/ James T. Crotty
Name: James T. Crotty
Title: Director